UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-15242

Issuer: DEUTSCHE BANK AKTIENGESELLSCHAFT Exchange: NYSE ARCA
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: Taunusanlage 12 60325 Frankfurt am Main, Germany Telephone: +011 4969 910 00
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

ELEMENTSSM Linked to the Benjamin GrahamSM Total Market Value Index—Total Return due August 14, 2023
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR 240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,	Deutsche Bank Aktiengesellschaft	(Name of Issuer
or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 19, 2011	By	/s/ Joseph J. Rice	Director
Date	Name		Title

	By	/s/Anjali Thadani	Vice President
	Name		Title

1   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.